July 18, 2018

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-32559 and 333-177186

Dear Ms. Monick:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated July 3, 2018 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff comment as stated in your letter.

Form 10-K for fiscal year ended December 31, 2017

Item 1 Business

Significant Tenants, page 11

1.	We note your disclosure in footnote (1) to the table that Steward operates $1.86 billion of triple net leased gross assets. Please tell us whether properties leased to Steward represent more than 20% of your total assets as of December 31, 2017. To the extent you lease more than 20% of your total assets to Steward, please tell us what consideration you gave to providing audited financial statements of Steward.

Ms. Jennifer Monick

Securities and Exchange Commission

As of December 31, 2017, properties leased to Steward represented 21.2% of our total assets. We did not provide audited financial statements of Steward as part of our 2017 Form 10-K because we knew that this spike (above 20%) in lease concentration as of December 31, 2017 was short-term. In making the determination on whether to provide audited financial statements of Steward, we were assisted by oral guidance from the Staff to the effect that spikes in tenant concentration occurring as of a fiscal year-end may be looked past for purposes of Section 2340 of the Staff’s Financial Reporting Manual if the registrant believes in good faith that such spike in concentration is short-term. As discussed in Note 13 to Item 8 of our Annual Report on Form 10-K, one of our properties leased to Steward, St. Joseph Medical Center in Houston, Texas, was designated as held for sale as of December 31, 2017. As further noted in such Note 13, this property was in fact sold on March 1, 2018. Pro forma for the impact of this subsequent event transaction, properties leased to Steward would have represented 19.5% of our total assets. As we have discussed previously on our earnings calls, we believe this lease concentration will continue to decrease based on our intent to sell certain additional Steward properties, including by way of a potential joint venture transaction.

2.	Notwithstanding the above comment and in light of your total asset concentration in Steward (i.e. leased assets, mortgage loans and equity investment), please tell us what consideration you gave to providing audited financial statements of Steward. In your response, please tell us how you determined such information is not necessary for your investors to make an investment decision.

Pursuant to section 2340 of the SEC Financial Reporting Manual, audited financial statements of tenants are not needed if triple-net leased properties to a single tenant are below 20% of our total assets. This is addressed above in our response to comment #1. In addition, beyond these guidelines, we further considered if we should voluntarily include Steward’s audited financial statements in our annual filing in any event, given Steward’s overall concentration relative to our total assets at December 31, 2017. Although this overall concentration is higher than what we prefer for an extended period, and we expect to reduce this concentration (as discussed previously on our earnings calls), we believe facility concentration (i.e. concentration of an individual property to our total portfolio) is the primary concentration risk in our business, rather than that of any particular tenant/operator. The reason for this is that if a tenant defaults under one of our leases or related investments, we believe we will be able to readily find one or more third-party operators to lease and operate the relevant facility(ies) (and we have demonstrated this repeatedly in the historical management of our portfolio, most recently with our Adeptus assets). Given we believe facility concentration is the primary concentration risk in our business, we determined that voluntarily providing audited financial statements of Steward was not necessary for our investors to make an investment decision.

Ms. Jennifer Monick

Securities and Exchange Commission

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Sensitivity, page 70

3.	With respect to your foreign currency exchange rate risk, please tell us how you determined it is appropriate to present a sensitivity analysis that expresses the potential change to your FFO, which is a non-GAAP measure. Please refer to Item 305 of Regulation S-K.

Based on questions and discussions with investors and analysts, we believe providing the sensitivity of foreign currency exchange rate changes to our FFO is important. However, we realize that we should not provide undue prominence to non-GAAP measures. Thus, in future filings (starting with our second quarter Form 10-Q), we will present our sensitivity analysis on foreign currency exchange rate risk based on net income first and then to FFO. Such presentation will be similar to the following:

With our investments in Germany, the United Kingdom, Spain, and Italy, we are subject to fluctuations in the euro and British pound to U.S. dollar currency exchange rates. Increases or decreases in the value of the euro to U.S. dollar and the British pound to U.S. dollar exchange rates may impact our financial condition and/or our results of operations. Based solely on operating results for 2017, if the euro exchange rate were to change by 5%, our net income and FFO would change by approximately $1.5 million and $4.1 million, respectively. Based solely on operating results for 2017, if the British pound exchange rate were to change by 5%, our net income and FFO would change by approximately $0.1 million and $0.2 million, respectively.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner

R. Steven Hamner

Executive Vice President and Chief Financial Officer

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